INTERIM REPORT

1 JANUARY–30 SEPTEMBER 2017

Lemminkäinen

Lemminkäinen Interim Report
1 January – 30 September 2017

July‒September 2017 (7‒9/2016)

•	Order inflow was EUR 362.2 million (351.4).
•	Order book at the end of the period amounted to EUR 1,454.8 million (1,406.6).
•	Net sales totalled EUR 625.8 million (531.6).
•
Operating profit amounted to EUR 48.7 million (42.8), or 7.8% (8.0) of net sales. The operating profit includes
EUR 1.0 million transaction costs related to the planned combination of Lemminkäinen and YIT.

•	Adjusted operating profit[1] amounted to EUR 47.5 million (42.8), or 7.6% (8.1) of net sales.
•	Profit for the period was EUR 36.3 million (30.7).
•	Earnings per share were EUR 1.54 (1.27).
•	Cash flow from operating activities totalled EUR 51.6 million (86.0).
•	Equity ratio was 36.7% (34.3) and gearing 31.6% (23.7) at the end of the review period.
•	Interest-bearing net debt at the end of the review period was EUR 104.5 million (82.0).
•	On 12 September 2017, the Extraordinary General Meeting of Lemminkäinen resolved on the merger of Lemminkäinen into YIT Corporation in accordance with the merger plan and approved the merger plan.

January‒September 2017 (1‒9/2016)

•	Order inflow was EUR 1,212.5 million (1,134.7).
•	Net sales totalled EUR 1,332.1 million (1,205.4).
•
Operating profit amounted to EUR 31.7 million (32.6), or 2.4% (2.7) of net sales. The operating profit includes a EUR 3.4 million compensation paid by Lemminkäinen related to the Helsinki Court of Appeal’s decision regarding breach of the Finnish environmental protection law and EUR 2.8 million transaction costs related to the planned combination of Lemminkäinen and YIT.

•	Adjusted operating profit[1] amounted to EUR 35.8 million (32.8), or 2.7% (2.7) of net sales.
•	Profit for the period was EUR 15.3 million (15.1).
•	Earnings per share were EUR 0.58 (0.44).
•	Cash flow from operating activities totalled EUR 6.8 million (93.2).

Profit guidance for 2017

Lemminkäinen updated its profit guidance for 2017 on 12 September 2017. Lemminkäinen estimates that its net sales in 2017 will grow from 2016 (EUR 1,682.7 million). The adjusted operating profit in 2017 is expected to improve from the adjusted operating profit in 2016 (EUR 45.1 million).1

1 Operating profit is adjusted by material items affecting comparability outside ordinary course of business such as transaction costs related to the planned combination as well as costs, compensations and reimbursements related to the court proceedings and write-downs related to non-core businesses.

Lemminkäinen Interim report 1 January – 30 September 2017

Key figures, IFRS		7-9/2017	7-9/2016	Change	1-9/2017	1-9/2016	Change	1-12/2016
Net sales	M€	625.8	531.6	94.2	1,332.1	1,205.4	126.7	1,682.7
Paving	M€	276.4	268.2	8.2	495.2	498.5	-3.3	648.5
Infra projects	M€	138.5	126.7	11.8	340.2	308.3	31.9	426.2
Building construction, Finland	M€	188.0	131.1	56.9	457.6	385.1	72.5	581.2
Russian operations	M€	31.9	21.4	10.5	63.2	39.3	23.9	54.5
Other operations and Group eliminations	M€	-9.0	-15.7	6.7	-24.1	-25.8	1.7	-27.7
Operating profit	M€	48.7	42.8	5.9	31.7	32.6	-0.9	67.6
Paving	M€	24.5	30.6	-6.1	8.3	20.9	-12.6	20.8
Infra projects	M€	4.6	7.3	-2.7	2.8	7.6	-4.8	12.5
Building construction, Finland	M€	16.7	3.5	13.2	25.2	6.5	18.7	17.2
Russian operations	M€	1.3	1.8	-0.5	0.2	0.6	-0.4	-3.8
Other operations	M€	1.5	-0.5	2.0	-4.8	-3.0	-1.8	20.9
Operating margin	%	7.8	8.0		2.4	2.7		4.0
Paving	%	8.9	11.4		1.7	4.2		3.2
Infra projects	%	3.3	5.7		0.8	2.5		2.9
Building construction, Finland	%	8.9	2.7		5.5	1.7		3.0
Russian operations	%	4.2	8.5		0.4	1.5		-7.0
Pre-tax profit	M€	45.0	37.9	7.1	19.6	19.0	0.6	49.2
Profit for the period	M€	36.3	30.7	5.6	15.3	15.1	0.2	38.0
Earnings per share for the period, basic		€1.54	1.27	0.27	0.58	0.44	0.14	1.27
Earnings per share for the period, diluted		€1.53	1.27	0.26	0.58	0.44	0.14	1.26
Cash flow from operating activities	M€	51.6	86.0	-34.4	6.8	93.2	-86.4	131.7

Key figures, IFRS		30 Sep 2017	30 Sep 2016	Change 9/17 vs 9/16	30 June 2017	Change 9/17 vs 6/17	31 Dec 2016
Order book	M€	1,454.8	1,406.6	48.2	1,647.4	-192.6	1,265.2
Operating capital	M€	404.5	394.6	9.9	420.6	-16.1	388.2
Balance sheet total	M€	1,037.0	1,156.7	-119.7	1,018.0	19.0	968.0
Interest-bearing net debt	M€	104.5	82.0	22.5	156.8	-52.3	81.1
Equity ratio1)%		36.7	34.3		34.7		39.5
Gearing2)%		31.6	23.7		53.3		24.3
Return on capital employed, rolling 12 months	%	12.4	8.3		11.0		11.3
1) Equity ratio, if hybrid bonds were treated as debt: 9/2017: 32.9%, 9/2016 27.4% and 12/2016: 35.4%.
2) Gearing, if hybrid bonds were treated as debt: 9/2017: 47.2%, 9/2016 54.6% and 12/2016: 38.8%.

3/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

President and CEO Casimir Lindholm:

“In the third quarter, our net sales and operating profit grew year on year, driven by the good performance of the Building Construction, Finland segment,” says Casimir Lindholm, President and CEO.  “In Infra projects, lower operating profit was mainly due to the weaker margins in individual projects in Finland and the Baltic countries. In Russian operations, our order book is on a satisfactory level, but reaching our financial targets after the recent strategy change will still take some time. In Paving, despite the good performance in Finland, the segment suffered from poor profitability in Scandinavia caused by intense price competition as well as our weak operative performance.”

“Our financial position improved year-on-year. Our interest-bearing debt is now less than EUR 200 million. Our equity ratio is 32.9% and our gearing is 47.2%, if hybrid bonds were treated as debt.”

 “Our order book is relatively strong, and after the reporting period we signed a new agreement with Stockholm Vatten AB worth approximately EUR 30 million for the rock engineering work in Henriksdal wastewater treatment plant in Stockholm, Sweden. The market outlook in our main market area remains positive, which should support our growth targets.”

“On 12 September, the planned merger of Lemminkäinen and YIT took an important step forward, as the Extraordinary General Meetings of Lemminkäinen and YIT approved the plan to combine the two companies. The completion of the merger is still subject to, inter alia, merger control approvals from competition authorities. We have started to plan the integration together with YIT.”

Market outlook

In Finland, the total volume of construction is expected to grow in 2017. Residential construction overall is estimated to remain at a good level, although investor demand is expected to decline somewhat from the high levels witnessed in 2016. Demand for apartments will still be focused on small units in urban growth centres. Non-residential construction is estimated to remain stable, due to individual major projects and public sector works. Renovation is expected to grow moderately due to increasing urbanisation and public sector works.

Infrastructure construction is expected to grow approximately 2% in 2017. The Government’s decisions regarding transport projects in the General Government Fiscal Plan as well as major cities’ investments in infrastructure improve the outlook for both paving and infra projects. The state’s planned investments in basic road maintenance are expected to keep demand stable for paving in 2017. Demand for infra projects is maintained by complex projects in urban growth centres and industrial investments but the competition is intense.

In Norway and Sweden, infrastructure construction is boosted by multi-year, state-funded traffic infrastructure development programmes. In both countries, infrastructure construction is expected to grow in 2017. Large-scale road and railway projects are ongoing or planned near urban growth centres in Sweden and Norway, which will increase demand for infra projects and paving. In addition, especially Norway is investing in the development and renewal of energy production.

In Denmark, demand for paving is expected to decline as public investments in road infrastructure are decreasing.

In Russia, economic growth is at a low level. The fluctuations in the price of oil are reflected in the currency exchange rate. In negotiated contracting in building construction, price competition is high but the reliability of the builder has become a competitive advantage. Construction and repair projects on major roads are expected to maintain demand for paving.

In the Baltic countries, the volume of infrastructure construction has started to grow.

4/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Briefing

A Finnish-language briefing for analysts and the media will be held at 12:00 noon (EET) on Thursday 26 October 2017 at Lemminkäinen’s head office. The street address is Salmisaarenaukio 2, Helsinki, Finland. Lemminkäinen’s President and CEO Casimir Lindholm will present the Interim report. The presentation material can be found in Finnish and English at the company’s website, www.lemminkainen.com/investors.

Financial reporting in 2017

In 2017, Lemminkäinen’s financial reports are published as follows:

9 February 2017	Financial statements bulletin 2016
Week 9	Annual report 2016
27 April 2017	Interim report 1 Jan – 31 March 2017
27 July 2017	Half year financial report 1 Jan – 30 June 2017
26 October 2017	Interim report 1 Jan – 30 Sep 2017

LEMMINKÄINEN CORPORATION
Corporate Communications

Additional information:

Casimir Lindholm, President and CEO, tel. +358 2071 53304
Ilkka Salonen, CFO, tel. +358 2071 53304

5/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Major events during the reporting period

Lemminkäinen and YIT to combine

On 19 June 2017, Lemminkäinen and YIT Corporation announced a plan to combine the two companies. The combination will create a platform to grow to one of the leading urban developers in the Northern European construction market. The combination is expected to create significant value for the shareholders of the combined company through decreased sensitivity to economic cycles and improved competitiveness providing a strong platform for growth. The combination of YIT and Lemminkäinen will form a balanced business portfolio of Housing, Business Premises, Infrastructure and Partnership Properties (a new business area as of 1 January 2018.

Lemminkäinen and YIT will merge through an absorption merger whereby Lemminkäinen’s shareholders will receive YIT shares as merger consideration. Lemminkäinen’s shareholders will receive 3.6146 new shares in YIT for each share held in Lemminkäinen as merger consideration, corresponding to an ownership in the combined company of 60% for current YIT shareholders and 40% for current Lemminkäinen shareholders.

The Extraordinary General Meetings of Lemminkäinen and YIT resolved on the combination of the companies in accordance with the combination plan on 12 September 2017. Peab AB (Publ), the only shareholder who voted against the resolution concerning the merger and demanded redemption of its shares, has on 9 October 2017 announced that it has divested its entire holding in Lemminkäinen, which means that the redemption of the shares will not take place and the entire merger consideration will be given as YIT shares. The completion of the combination is subject to, inter alia, approvals from competition authorities.

By the publication of the Q3 Interim report, the competition authorities of Russia, Slovakia, Lithuania and Estonia have approved the combination. The Finnish Competition and Consumer Authority (FCCA) announced on 28 September 2017 that it has initiated further proceedings concerning the combination of Lemminkäinen and YIT. According to the Finnish Competition Act, the subsequent proceedings may not take longer than three months. Due to the decision of the FCCA, it is most likely that the merger is completed on 1 January 2018.

Group performance

Net sales

Net sales by segment		7-9/2017	7-9/2016	Change	1-9/2017	1-9/2016	Change	1-12/2016
Paving	M€	276.4	268.2	8.2	495.2	498.5	-3.3	648.5
Infra projects	M€	138.5	126.7	11.8	340.2	308.3	31.9	426.2
Building construction, Finland	M€	188.0	131.1	56.9	457.6	385.1	72.5	581.2
Russian operations	M€	31.9	21.4	10.5	63.2	39.3	23.9	54.5
Other operations and Group eliminations	M€	-9.0	-15.7	6.7	-24.1	-25.8	1.7	-27.7
Group, total	M€	625.8	531.6	94.2	1,332.1	1,205.4	126.7	1,682.7

6/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Net sales by country		7-9/2017	7-9/2016	Change	1-9/2017	1-9/2016	Change	1-12/2016
Finland	M€	393.3	343.4	50.2	875.5	802.9	71.2	1,133.0
Scandinavia	M€	140.8	116.1	24.4	289.0	275.9	14.1	376.5
Russia	M€	31.9	21.4	10.5	63.2	39.3	23.9	54.5
Baltic countries	M€	59.8	50.6	9.3	104.3	86.2	18.6	117.5
Other countries	M€		0.1	-0.1		1.2	-1.2	1.2
Group, total	M€	625.8	531.6	94.2	1,332.1	1,205.4	126.7	1,682.7

July–September 2017 (7-9/2016)

The Group’s net sales totalled 625.8 EUR million (531.6). Changes in currency exchange rates had a positive impact of EUR 3.0 million compared to the year-earlier period.

In Paving, net sales grew due to higher volumes in Paving Finland. In Infra projects, net sales increased year-on-year due to higher volumes in Sweden and the Baltic countries. In Building construction, Finland, the growth in net sales was driven by higher volumes in residential development in the Helsinki metropolitan area and higher volumes in residential development and non-residential construction outside the capital region. In Russian operations, volumes grew in building construction.

January–September 2017 (1-9/2016)

The Group’s net sales totalled EUR 1,332.1 million (1,205.4). Changes in currency exchange rates had a positive impact of EUR 9.4 million compared to the year-earlier period.

In Paving, net sales decreased due to lower volumes in paving in Scandinavia and in the mineral aggregates business. In Infra projects, net sales increased year-on-year in Sweden and the Baltic countries. In Building construction, Finland, net sales grew in the Helsinki metropolitan area due to higher volumes in residential construction and outside the capital region mainly in non-residential construction. In Russian operations, volumes grew both in building construction and in paving.

Operating profit

Operating profit by segment		7-9/2017	7-9/2016	Change	1-9/2017	1-9/2016	Change	1-12/2016
Paving	M€	24.5	30.6	-6.1	8.3	20.9	-12.6	20.8
Infra projects	M€	4.6	7.3	-2.7	2.8	7.6	-4.8	12.5
Building construction, Finland	M€	16.7	3.5	13.2	25.2	6.5	18.7	17.2
Russian operations	M€	1.3	1.8	-0.5	0.2	0.6	-0.4	-3.8
Business segments, total	M€	47.2	43.2	4.0	36.5	35.6	0.9	46.7
Other operations	M€	1.5	-0.5	2.0	-4.8	-3.0	-1.8	20.9
Group, total	M€	48.7	42.8	5.9	31.7	32.6	-0.9	67.6

7/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Operating margin by segment		7-9/2017	7-9/2016	1-9/2017	1-9/2016	1-12/2016
Paving	%	8.9	11.4	1.7	4.2	3.2
Infra projects	%	3.3	5.7	0.8	2.5	2.9
Building construction, Finland	%	8.9	2.7	5.5	1.7	3.0
Russian operations	%	4.2	8.5	0.4	1.5	-7.0
Group, total	%	7.8	8.0	2.4	2.7	4.0

July-September 2017 (7-9/2016)

The Group’s operating profit was EUR 48.7 million (42.8). The operating margin was 7.8% (8.0). Changes in currency exchange rates had a positive impact of EUR 0.4 million compared to the year-earlier period.

Operating profit increased in Building Construction, Finland, due to both higher volumes and better margins. In Paving, operating profit decreased despite the good performance in Finland due to poor profitability in Scandinavia caused by intense price competition as well as the weak operative performance. In Infra projects, operating profit decreased from the comparison period mainly due to weaker margins in individual projects in Finland and the Baltic countries. In Russian operations, operating profit decreased.

The operating profit for other operations includes EUR 1.0 million transaction costs related to the planned combination of Lemminkäinen and YIT.

The Group’s adjusted operating profit was EUR 47.5 million (42.8). The adjusted operating margin was 7.6% (8.1) of net sales.

January-September 2017 (1-9/2016)

The Group’s operating profit was EUR 31.7 million (32.6). The operating margin was 2.4% (2.7). Changes in currency exchange rates had a positive impact of EUR 0.1 million compared to the year-earlier period.

Operating profit decreased year-on-year in Paving, Infra projects and Russian operations and improved in Building construction, Finland. At the end of the quarter, the company had 1 unsold completed unit (6) in Russia.

The operating profit for other operations includes a EUR 3.4 million compensation paid by Lemminkäinen related to the Helsinki Court of Appeal’s decision regarding breach of the Finnish environmental protection law and EUR 2.8 million transaction costs related to the planned combination of Lemminkäinen and YIT.

The Group’s adjusted operating profit was EUR 35.8 million (32.8).The adjusted operating margin was 2.7% (2.7) of net sales.

8/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Order book

Order book and order inflow
		Order book at the end of the period			Order inflow during the period
		30 Sep 2017	30 Sep 2016	Change	7-9/ 2017	7-9/ 2016	Change	1-9/ 2017	1-9/ 2016	Change
Paving	M€	257.8	208.3	49.5	146.3	80.4	65.9	483.7	395.2	88.5
Infra projects	M€	300.3	307.9	-7.6	108.5	52.4	56.1	243.0	283.1	-40.1
Building construction, Finland	M€	815.0	778.1	36.9	102.1	147.9	-45.8	466.7	327.9	138.8
Russian operations	M€	81.7	112.3	-30.6	5.3	70.8	-65.5	19.1	128.6	-109.5
Group, total	M€	1,454.8	1,406.6	48.2	362.2	351.4	10.8	1,212.5	1,134.7	77.8
- of which unsold	M€	88.9	128.9	-40.0

At the end of the quarter, the Group’s order book stood at EUR 1,454.8 million (1,406.6). The July-September order inflow amounted to EUR 362.2 million (351.4) and the January-September order inflow was EUR 1,212.5 million (1,134.7).

In Paving, order inflow increased year-on-year. In Infra projects, new orders include a contract on gold mine deep level tunnel work in Kittilä, Finland, reconstruction of the road A5 in Southern Lithuania as part of Via Baltica, as well as the reconstruction of the regional road P62 in Southeastern Latvia. In Building construction, Finland, order inflow includes start-ups of 7 new residential development projects as well as the renovation of the Holiday Inn Helsinki – Messukeskus hotel in Helsinki. Russian operations’ order inflow comprises of new orders for paving.

9/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Balance sheet, financing and cash flow

Balance sheet and financing		30 Sep 2017	30 Sep 2016	Change 9/17 vs 9/16	30 June 2017	Change 9/17 vs 6/17	31 Dec 2016
Key figures, balance sheet
Equity ratio1)%		36.7	34.3		34.7		39.5
Gearing2)%		31.6	23.7		53.3		24.3
Return on capital employed, rolling 12 months	%	12.4	8.3		11.0		11.3
Capital employed	M€	522.5	620.2	-97.7	507.3	15.2	546.2
Operating capital	M€	404.5	394.6	9.9	420.6	-16.1	388.2
Net working capital	M€	213.0	188.8	24.2	219.8	-6.8	187.8
Financial position and liquidity
Interest-bearing debt	M€	192.2	273.7	-81.5	213.0	-20.8	212.5
- of which long-term liabilities	M€	116.6	118.2	-1.6	119.2	-2.6	119.6
- of which short-term liabilities	M€	75.6	155.6	-80.0	93.8	-18.2	92.9
Liquid funds	M€	87.7	191.8	-104.1	56.2	31.5	131.4
Interest-bearing net debt	M€	104.5	82.0	22.5	156.8	-52.3	81.1
Available committed credit limits	M€	200.0	185.0	15.0	200.0	0.0	185.0
Available overdraft limits	M€	12.5	12.5	0.0	12.5	0.0	12.4
1) Equity ratio, if hybrid bonds were treated as debt: 9/2017: 32.9%, 9/2016 27.4% and 12/2016: 35.4%.
2) Gearing, if hybrid bonds were treated as debt: 9/2017: 47.2%, 9/2016 54.6% and 12/2016: 38.8%.

On 30 September 2017, the balance sheet total was EUR 1,037.0 million (1,156.7), of which shareholders’ equity accounted for EUR 330.3 million (346.5). Shareholders’ equity includes EUR 34.8 million (69.3) hybrid bond. The company is entitled to redeem the remaining nominal amount of EUR 35.2 million hybrid bond earliest in March 2018.

The Group’s operating capital on 30 September 2017 amounted to EUR 404.5 million (394.6). At the end of the quarter, net working capital stood at EUR 213.0 million (188.8). Working capital grew from comparison period especially in Infra projects.

Interest-bearing debt at the end of the period amounted to EUR 192.2 million (273.7) and interest-bearing net debt totalled EUR 104.5 million (82.0). Long-term interest-bearing debt accounted for 61% (43) of the loan portfolio at the end of the period. Liquid funds totalled EUR 87.7 million (191.8). Of the company’s interest-bearing debt, EUR 99.2 million (99.7) comprises bonds, EUR 65.4 million (92.5) borrowings of housing and commercial property companies included in inventory, EUR 27.0 million (29.7) finance lease liabilities and EUR 0.6 million (2.3) other financial liabilities. No commercial papers were outstanding at the end of the quarter (49.6).

In the third quarter, the noteholders’ meeting approved the changes to the terms and conditions of Lemminkäinen’s EUR 100,000,000 senior unsecured notes. The changes will become effective at the completion of the planned merger of Lemminkäinen into YIT Corporation.

In March 2017, Lemminkäinen signed a new EUR 200 million committed revolving credit facility. The facility will mature during the first quarter in 2020 with options for two one year extensions. Simultaneously, the company cancelled its EUR 185 million committed revolving credit facility that would have matured during the first quarter in 2018. At the end of the period, the company had available committed revolving credit facilities worth EUR 200.0 million (185.0) and overdraft limits worth EUR 12.5 million (12.5). Of the loan portfolio, 73% (51) was at a fixed interest rate.

10/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Net finance costs amounted to EUR 3.7 million (4.9) in July–September and EUR 12.1 million (13.6) in January–September. The interest expenses of the hybrid bond are not recorded under finance costs in the income statement; instead, their impact can be seen in earnings per share and equity.

Cash flow from operating activities amounted to EUR 51.6 million (86.0) in July–September and EUR 6.8 million (93.2) in January–September. Cash flow from operating activities declined due to changes in net working capital, especially in Infra projects and Russian operations.

Business segments

Paving

Operating environment

The state investments in paving remained stable in Finland. In Sweden the market was solid and in Norway state investments increased. In Denmark, price competition remained intense.

Key figures for Paving		7-9/2017	7-9/2016	Change	1-9/2017	1-9/2016	Change	1-12/2016
Net sales	M€	276.4	268.2	8.2	495.2	498.5	-3.3	648.5
Operating profit	M€	24.5	30.6	-6.1	8.3	20.9	-12.6	20.8
% of net sales	%	8.9	11.4		1.7	4.2		3.2
Order inflow	M€	146.3	80.4	65.9	483.7	395.2	88.5	442.1
Order book1)	M€	257.8	208.3	49.5	257.8	208.3	49.5	193.7
Operating capital1)	M€	192.7	194.6	-1.9	192.7	194.6	-1.9	189.0
1) at the end of the period

July-September 2017 (7-9/2016)

Net sales in July–September totalled EUR 276.4 million (268.2) of which 56% (53) from Finland and 44% (47) from Scandinavia. Net sales grew due to higher volumes in Paving Finland. The operating profit was EUR 24.5 million (30.6). Operating profit decreased despite the good performance in Finland due to poor profitability in Scandinavia caused by intense price competition as well as the weak operative performance.

The order inflow in July–September amounted to EUR 146.3 million (80.4). At the end of the quarter, the order book stood at EUR 257.8 million (208.3).

January-September 2017 (1-9/2016)

Net sales in January–September totalled EUR 495.2 million (498.5) of which 54% (53) from Finland and 46% (47) from Scandinavia. Net sales decreased due to lower volumes in paving in Scandinavia and in the mineral aggregates business. The operating profit was EUR 8.3 million (20.9). Operating profit was impacted by delayed paving season start and by poor profitability in Scandinavia caused by intense price competition as well as by the weak operative performance.

At the end of the quarter, operating capital stood at EUR 192.7 million (194.6).

The total quantity of sold and paved asphalt in January-September amounted to 5.2 million tonnes (5.2).

11/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Infra projects

Operating environment

Urbanisation, industrial investments and investments in energy infrastructure increased demand for complex infrastructure construction. Especially in Sweden and Norway, the market was strong and there are several major projects ongoing or planned. In Finland, construction was supported by major infrastructure construction projects in urban growth centers and the growth in the overall construction market. In the Baltic countries, the market has started to grow.

Key figures for Infra projects		7-9/2017	7-9/2016	Change	1-9/2017	1-9/2016	Change	1-12/2016
Net sales	M€	138.5	126.7	11.8	340.2	308.3	31.9	426.2
Operating profit	M€	4.6	7.3	-2.7	2.8	7.6	-4.8	12.5
% of net sales	%	3.3	5.7		0.8	2.5		2.9
Order inflow	M€	108.5	52.4	56.1	243.0	283.1	-40.1	342.2
Order book1)	M€	300.3	307.9	-7.6	300.3	307.9	-7.6	271.6
Operating capital1)	M€	61.8	27.0	34.8	61.8	27.0	34.8	30.3
1) at the end of the period

July-September 2017 (7-9/2016)

Net sales in July–September totalled EUR 138.5 million (126.7) of which 42% (48) from Finland, 15% (11) from Scandinavia and 43% (41) from the Baltic countries. Net sales increased year-on-year due to higher volumes in Sweden and the Baltic countries. The operating profit EUR 4.6 million decreased from the comparison period (7.3) mainly due to weaker margins in individual projects in Finland and the Baltic countries.

The order inflow in July–September amounted to EUR 108.5 million (52.4). New orders include a contract on gold mine deep level tunnel work in Kittilä, Finland, reconstruction of the road A5 in Southern Lithuania as part of Via Baltica, as well as the reconstruction of the regional road P62 in Southeastern Latvia. At the end of the quarter, the order book stood at EUR 300.3 million (307.9).

January-September 2017 (1-9/2016)

Net sales in January–September totalled EUR 340.2 million (308.3) of which 51% (58) from Finland, 18% (14) from Scandinavia and 31% (28) from the Baltic countries. Net sales increased year-on-year in Sweden and the Baltic countries. The operating profit was EUR 2.8 million (7.6). The operating profit decreased year-on-year in the Baltic countries and in rock engineering, Finland. At the end of the period, operating capital stood at EUR 61.8 million (27.0). Operating capital increased due to increase in net working capital.

12/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Building construction, Finland

Operating environment

The overall market situation in building construction was strong. Residential construction continued to be brisk, still focusing on small apartments in urban growth centres. Consumer sales have picked up, while investor activity has remained relatively stable. Individual large projects and public sector works maintained demand for non-residential construction.

Key figures for Building construction, Finland		7-9/2017	7-9/2016	Change	1-9/2017	1-9/2016	Change	1-12/2016
Net sales	M€	188.0	131.1	56.9	457.6	385.1	72.5	581.2
Operating profit	M€	16.7	3.5	13.2	25.2	6.5	18.7	17.2
% of net sales	%	8.9	2.7		5.5	1.7		3.0
Order inflow	M€	102.1	147.9	-45.8	466.7	327.9	138.8	422.1
Order book1)	M€	815.0	778.1	36.9	815.0	778.1	36.9	698.2
Operating capital1)	M€	191.0	221.1	-30.1	191.0	221.1	-30.1	215.8
1) at the end of the period

July-September 2017 (7-9/2016)

Net sales in July–September totalled 188.0 EUR million (131.1). The operating profit was EUR 16.7 million (3.5). The growth in net sales was driven by higher volumes in residential development in the Helsinki metropolitan area and higher volumes in residential development and non-residential construction outside the capital region. Operating profit improved due to both higher volumes and better margins. A total of 10 (2) residential development projects were completed during the quarter, totalling 333 units (76).

The order inflow in July–September was EUR 102.1 million (147.9) including start-ups of 7 new residential development projects as well as the renovation of the Holiday Inn Helsinki – Messukeskus hotel in Helsinki.  At the end of the quarter, the order book stood at EUR 815.0 million (778.1).

January-September 2017 (1-9/2016)

Net sales in January–September totalled 457.6 EUR million (385.1). The operating profit was EUR 25.2 million (6.5). Net sales grew in the Helsinki metropolitan area due to higher volumes in residential construction. Net sales grew outside the capital region mainly in non-residential construction. Operating profit improved mostly due to higher volumes and margin improvements in residential development in the capital region and in contracting outside the capital region.

At the end of the quarter, the number of unsold completed units was 151 (191). The operating capital stood at EUR 191.0 million (221.1) at the end of the quarter. Operating capital has been reduced mainly by sale of apartments. Going forward, the company’s aim is to increase plot investments in growth centres.

In 2017, the number of completed residential development units will be higher than in 2016. The majority of these units were completed during the third quarter.

13/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Lemminkäinen’s residential production (development projects and negotiated contracting)		7-9/2017	7-9/2016	Change	1-9/2017	1-9/2016	Change	1-12/2016
Started	units	365	224	141	1,136	696	440	1,106
- of which development projects	units	288	224	64	944	470	474	871
Completed	units	436	123	313	863	465	398	1,042
- of which development projects	units	333	76	257	547	364	183	664
Sold	units	437	239	198	1,126	855	271	1,234
- of which development projects	units	360	239	121	934	623	311	1,002
Sales to investors	%	13	23		16	39		31
Under construction 1)	units	1,723	1,628	95	1,723	1,628	95	1,482
- of which unsold 1)	units	467	403	64	467	403	64	433
Unsold completed 1)	units	151	191	-40	151	191	-40	185
Land bank, balance sheet value 1)	M€	94.6	98.0	-3.4	94.6	98.0	-3.4	94.0
Started in competitive contracting	units	151	157	-6	247	312	-65	312
1) at the end of the period

Russian operations

Operating environment

In Russia, economic growth is at a low level. In negotiated contracting in building construction, reliability of the contractor remains a competitive advantage. Construction and repair projects on major roads maintained demand for paving.

Key figures for Russian operations		7-9/2017	7-9/2016	Change	1-9/2017	1-9/2016	Change	1-12/2016
Net sales	M€	31.9	21.4	10.5	63.2	39.3	23.9	54.5
Operating profit	M€	1.3	1.8	-0.5	0.2	0.6	-0.4	-3.8
% of net sales	%	4.2	8.5		0.4	1.5		-7.0
Order inflow	M€	5.3	70.8	-65.5	19.1	128.6	-109.5	140.9
Order book1)	M€	81.7	112.3	-30.6	81.7	112.3	-30.6	101.7
Operating capital1)	M€	42.7	31.8	10.9	42.7	31.8	10.9	23.7
1) at the end of the period

July-September 2017 (7-9/2016)

Net sales in July–September totalled EUR 31.9 million (21.4). Volumes grew in building construction. The operating profit was EUR 1.3 million (1.8).

Changes in currency exchange rates had a positive impact of EUR 3.1 million on net sales and a positive impact of EUR 0.3 million on the operating profit.

The order inflow in July–September was EUR 5.3 million (70.8). At the end of the quarter, the order book stood at EUR 81.7 million (112.3).

14/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

January–September 2017 (1-9/2016)

Net sales in January–September totalled EUR 63.2 million (39.3). Volumes grew both in building construction and in paving. The operating profit was EUR 0.2 million (0.6). Reaching the financial targets after the strategy change will still take some time.

Changes in currency exchange rates had a positive impact of EUR 9.3 million on net sales and a positive impact of EUR 0.0 million on the operating profit.

At the end of the quarter, the company had 1 unsold completed unit in Russia (3). The operating capital stood at EUR 42.7 million (31.8).

Investments

Gross investments during January–September amounted to EUR 20.0 million (11.8), representing 1.5% (1.0) of the company’s net sales. Investments were mainly replacement investments of property, plant and equipment in Paving.

Personnel

At the end of the quarter, Lemminkäinen employed 5,816 people (5,328), an increase of 488 people year-on-year. More than half of the personnel is employed in Finland. The number of personnel increased the most in Russian operations due to increase of building construction business volumes. In Infra projects the organisation has been gradually strengthened to support the segment’s growth ambitions.

Personnel by business segment		30 Sep 2017	30 Sep 2016	Change 9/17 vs 9/16	30 June 2017	Change 9/17 vs 6/17	31 Dec 2016
Paving	persons	2,299	2,312	-13	2,355	-56	1,412
Infra projects	persons	1,455	1,381	74	1,484	-29	1,212
Building construction, Finland	persons	1,056	1,034	22	1,137	-81	1,048
Russian operations	persons	877	453	424	846	31	425
Parent company and others	persons	129	148	-19	138	-9	147
Group, total	persons	5,816	5,328	488	5,960	-144	4,244

Personnel by country		30 Sep 2017	30 Sep 2016	Change 9/17 vs 9/16	30 June 2017	Change 9/17 vs 6/17	31 Dec 2016
Finland	persons	2,985	2,996	-11	3,140	-155	2,349
Sweden, Norway, Denmark	persons	1,074	1,077	-3	1,081	-7	829
Baltic countries	persons	878	793	85	886	-8	632
Russia	persons	877	453	424	846	31	425
Other countries	persons	2	9	-7	7	-5	9
Group, total	persons	5,816	5,328	488	5,960	-144	4,244

Change in Lemminkäinen’s Executive Team

Heikki Vuorenmaa was appointed Executive Vice President, Paving and member of the Executive Team of Lemminkäinen Group as of 21 September 2017. Former Executive Team member and EVP, Paving, Robert Blumberg left the company and his position on 21 September 2017.

15/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Shares and shareholders
The company has one share class. Each share carries one vote at a general meeting of shareholders and entitles an equal right to a dividend. Lemminkäinen’s share capital is EUR 34,042,500 and the total number of shares was 23,219,900 at the end of the review period.

Trading with shares

On 30 September 2017, the market capitalisation of Lemminkäinen’s shares stood at EUR 577.3 million (334.4). The price of Lemminkäinen Corporation’s share on the Nasdaq Helsinki Ltd was EUR 20.40 (13.79) on 1 January 2017 and on 30 September 2017 24.88 EUR (14.41). In addition to on the Nasdaq Helsinki Ltd, Lemminkäinen’s share is also traded on alternative markets. The total trading volume during January–September was 2,457,904 shares (938,684), of which alternative markets accounted for 13% (4). (Source: Fidessa Fragmentation Index, http://framentation.fidessa.com).

Shareholders

On 30 September 2017, the company had 3,997 shareholders (4,278). Nominee-registered and non-Finnish shareholders held 15.6% (12.8) of all Lemminkäinen Corporation shares and voting rights. Information on company ownership and division by segment and scale, major shareholders, and management ownership is available on the company’s website, www.lemminkainen.com/Investors/Owners.

Shareholder agreements

The company is not aware of any agreements between shareholders that would have a significant bearing on the use of ownership rights or voting behaviour at general meetings of shareholders.

Flagging notifications

Lemminkäinen did not receive flagging notifications during the first nine months of 2017.

Treasury shares

On 13 March 2017 Lemminkäinen announced a directed share issue of treasury shares related to Lemminkäinen Corporation’s performance share plan for 2013-2015. In this share issue, in total 1,687 shares held by the company were conveyed.

On 30 September 2017, Lemminkäinen held 15,000 of its own shares, which accounted for 0.06% of all shares.

Resolutions of the Extraordinary General Meeting

On 12 September 2017, the Extraordinary General Meetings of Lemminkäinen and YIT resolved on the combination of the companies in accordance with the combination plan on 12 September 2017. The completion of the combination is subject to, inter alia, approvals from competition authorities.

Legal proceedings

Damages related to the asphalt cartel

On 6 September 2017, the Supreme Court announced that it had granted leave to appeal to Lemminkäinen and the city of Vantaa regarding the legal proceedings concerning the damages related to the asphalt cartel. Concerning Lemminkäinen, there were 13 pending requests for leave to appeal submitted by Lemminkäinen as well as 19 requests for leave to appeal submitted by municipalities in the Supreme Court concerning the Helsinki Court of Appeal’s decisions on 20 October 2016 regarding damages related to the asphalt cartel.

16/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Lemminkäinen was granted leave to appeal in the cases concerning the cities of Mikkeli and Rovaniemi. The leave to appeal concerns the question whether the liability for compensation of Lemminkäinen has decreased due to the fact that the other parties’ liability was time barred. The other applications for leave to appeal by Lemminkäinen will await the decisions to be rendered in the cases where leave to appeal was granted.

The leave to appeal granted to the city of Vantaa concerns the question whether Skanska Asfaltti Oy, NCC Industry Oy and Asfaltmix Oy were liable for damages caused by the cartel to the city based on the fact that the companies had acquired businesses from companies involved in the cartel. The question whether leave to appeal will be granted to Lemminkäinen and to the city of Vantaa, concerning other than the above mentioned issues, will be resolved in connection with the appeal.

According to the Supreme Court’s decisions on 6 September 2017, the applications for leave to appeal of 16 cities or municipalities concerning Lemminkäinen were dismissed entirely. The application for leave to appeal by the city of Espoo will await the decisions to be rendered in the cases where leave to appeal was granted.

On 20 October 2016, the Court of Appeal of Helsinki gave its decisions in the legal proceedings concerning the damages related to the asphalt cartel. Regarding the 37 claims against Lemminkäinen, Lemminkäinen and other asphalt industry companies are entitled to receive reimbursements in total approximately EUR 20 million (consisting of capital amount of approximately EUR 14 million less as well as interest and legal expenses of approximately EUR 6 million less than according to the decisions of the District Court).

Of these reimbursements, Lemminkäinen is entitled to receive refunds (based on Lemminkäinen’s own share and those shares of other defendants that Lemminkäinen has paid) in total approximately EUR 19 million consisting of capital as well as interest and legal expenses. Lemminkäinen recorded the reimbursement as income in its fourth-quarter result in 2016.

Lemminkäinen has as such deemed the claims for damages unfounded. After Helsinki Court of Appeal’s decisions, Lemminkäinen has settled with 17 municipalities and the State of Finland. The parties agreed not to request leave to appeal from the Supreme Court or to withdraw their leave to appeal concerning the Helsinki Court of Appeal’s decisions.

In addition, Lemminkäinen has been served summons regarding 21 claims against Lemminkäinen and other asphalt companies for damages. The capital amount of these claims is approximately EUR 26 million. For these claims, Lemminkäinen has made a provision worth approximately EUR 3.1 million based on the Helsinki Court of Appeal’s decisions and the subsequent Supreme Court’s decisions regarding the applications for leave to appeal.

Additional information can be found on the company’s website http://www.lemminkainen.com/Lemminkainen/Investors/Lemminkainen-as-an-investment/Asphalt-cartel-issue/ .

Quotas related to the use of recycled asphalt

On 11 April 2017, the Helsinki Court of Appeal gave its decision concerning environmental infraction charges.

The Court of Appeal amended the District Court of Tuusula’s liberating decision from June 2015 regarding environmental infraction charges against Lemminkäinen and two of its employees. The decision is related to the quotas for the amount of recycled asphalt used in asphalt mass production, as defined in the environmental permits of the company’s Sammonmäki asphalt plant in Finland. The prosecutor demanded a confiscation of illegal profit of EUR 3.4 million and a corporate fine of at least EUR 120,000 from Lemminkäinen.

As the District Court, the Court of Appeal has viewed that the use of recycled asphalt in asphalt production does not spoil the environment. However, the defendants who were responsible for operating the Sammonmäki asphalt plant had neglected the compliance with the environmental permit as the asphalt plant had used more recycled asphalt than allowed in the environmental permit. Therefore, the two Lemminkäinen employees were sentenced to fines for breaching the environmental protection law.

17/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

In addition, Lemminkäinen was sentenced to a confiscation of illegal profit of EUR 3.4 million, which, according to the Court of Appeal, the company saved in its production costs by exceeding its recycled asphalt quotas. Lemminkäinen recorded the debt in its first quarter result. The claim related to the corporate fine was rejected.

Lemminkäinen has as such deemed the claim without foundation. Lemminkäinen and one of its employees have requested leave to appeal from the Supreme Court concerning Helsinki Court of Appeal’s decision.

Quality concerns related to ready-mixed concrete

In its construction business Lemminkäinen uses as a raw material, among other things, ready-mixed concrete. During the year 2016, especially in some infrastructure projects, suspicions have arisen that the ready-mixed concrete used in Finland would not entirely fulfill the predetermined quality requirements. As discussed in public in Finland, some quality problems have arisen for example during the construction of the concrete deck of the T3 building of Turku University Hospital, where Lemminkäinen is the project management contractor. It is claimed that the ready-mixed concrete would not fulfill the quality requirements, which even has led to the demolition of some structures.

The Hospital District of Southwest Finland, as client in the project for the construction of the concrete deck of the T3 building of Turku University Hospital, has presented claims for damages to Lemminkäinen relating to the quality of the ready-mixed concrete. The capital amount of these claims is currently approximately EUR 17 million.

According to Lemminkäinen, the responsible party for the quality of the concrete is the supplier. Consequently, Lemminkäinen has filed a claim to the District Court of Helsinki for compensation from the supplier, Rudus Oy, regarding the expenses relating to possible quality deviations. The capital amount of the claim is currently approximately EUR 20 million.

Lemminkäinen has not made any provisions for the claims.

Risks and uncertainties

Risk management is an essential part of Lemminkäinen’s business operations; it ensures that the most significant strategic, operative, financial and accident risks are identified, analysed, assessed and managed proactively. Risk management aims to ensure the achievement of the Group’s strategic and operational targets with the best possible results, including the continuity of the operations under changing conditions.

Uncertainty in the global economy and financial markets may have a negative effect on Lemminkäinen’s operations, performance, financial position and sources of capital. The company’s business operations are sensitive to new construction cycles in Finland in particular. Lemminkäinen manages these kinds of risks structurally by distributing its business operations throughout Scandinavia, the Baltic countries and Russia.

Change management, successful recruitment and skilled and motivated personnel play a key role in ensuring that operations are in line with the targets set, yield results and comply with business-related laws and regulations and good business practices. The business segments and functions develop their operating models to increase agility, cost efficiency and operational consistency.

The success of the company’s development and business projects is greatly affected by the availability and commitment of competent personnel. In addition, Lemminkäinen’s performance improvement requires active upkeep of management systems, performance management and change management expertise. The company manages these risks by careful planning, supporting supervisory work and providing training as well as by investing in the competence development of current employees and in increasing their work motivation.

In Russia, the weakening economic situation, the exchange rate fluctuations of the rouble and the prolonged political uncertainty or the significant escalation in the sanctions between the EU and Russia could have a negative effect on the company’s business operations. Furthermore, the political culture, legislation, its interpretation and procedures of the authorities in Russia compared to Finland, in addition to the uncertainty of the legal system, administrative procedures and interpretation of law enforcement mechanisms, as well as changes in them, may result in risks. In order to maintain a moderate risk level, the company will not start new development projects in building construction in Russia for the time being.

18/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Legislative and political changes can affect market development and, consequently, the profitability of the company’s business operations. Lemminkäinen continuously monitors and analyses its operating environment, internal processes and operating models as well as invests in the maintenance and implementation of the company’s Code of Conduct and Corporate Governance and provides guidelines and training to its employees.

In the residential and commercial development and construction projects, Lemminkäinen is exposed to sales and price risks due to the full responsibility over the entire project, starting with plot acquisition. The company actively manages and monitors the risk related to the capital tied up in unsold completed apartments and other assets. Lemminkäinen takes market changes and risks into account when assessing whether to start new development and construction projects. The company only starts new housing construction if a sufficient number of units has been reserved in advance. The number of unsold completed apartments is kept to a minimum. Commercial development projects are usually sold to property investors in the early stages of construction, thereby reducing risks.

Lemminkäinen’s financial performance depends on successful permit, contract and project management, which involves risks related to, for instance, project pricing, use of resources, project planning and scheduling, supplier management, cost control, change management as well as handling of claims. In addition, project-related legal proceedings may have a negative effect on the company’s financial performance. Lemminkäinen continually develops its contractual expertise and project management practices during the tender and execution stage. In addition, project tracking systems and steering models are being renewed.

Fluctuations in the price of raw materials may have an impact on financial performance. Lemminkäinen’s biggest single purchased raw material is bitumen, and its price largely depends on the world market price of oil. The company manages the bitumen price risk with contractual terms and derivatives.

Changes in the public demand affect the competitive situation and may cause fluctuations in the income. Changes in weather conditions influence especially the lengths of the Paving segment’s paving and mineral aggregates businesses working seasons, which may have an effect on the company’s profit and its timing.

In its business operations, Lemminkäinen is exposed to impairment risk of tangible and intangible assets and to financial risks, mainly funding, liquidity, foreign exchange rate, interest rate and credit risks. Management of financial risks is based on Lemminkäinen’s treasury policy, which defines the operating principles and division of responsibility in financial risk management and funding activities. External events may also negatively impact the availability of funding, its costs and/or repayment plans. The company seeks to ensure the availability of funding, optimise the use of liquid assets in funding its business operations and to minimise interest and other finance costs. Lemminkäinen protects itself from currency exchange risks primarily through operative means. If necessary, transaction risks are hedged with the aid of foreign currency loans and currency derivatives. In 2016, approximately 25 per cent of the company’s net sales were generated in currencies other than the euro, the major currencies being the Norwegian, Swedish and Danish kronas as well as the Russian rouble. Lemminkäinen does not hedge translation risk. The translation difference of the company’s shareholders’ equity is mainly related to the Russian business operations.

Accidents and damage involving IT systems, personnel security and information security may also pose accident risks for the company. Lemminkäinen manages these by making plans for exceptional circumstances. The implementation of new IT systems also involves risks which the company manages through careful planning and training.

On 19 June 2017, Lemminkäinen and YIT announced a plan to combine the two companies, on either 1 November 2017 or 1 January 2018, as possible. If the completion of the combination is postponed or the whole combination fails, it may have a negative impact on Lemminkäinen’s development.

More information about the legal proceedings and related claims can be found in this report under Legal proceedings. A more detailed description of the financial risks is provided in the notes to the annual financial statements.

19/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Market outlook

In Finland, the total volume of construction is expected to grow in 2017. Residential construction overall is estimated to remain at a good level, although investor demand is expected to decline somewhat from the high levels witnessed in 2016. Demand for apartments will still be focused on small units in urban growth centres. Non-residential construction is estimated to remain stable, due to individual major projects and public sector works. Renovation is expected to grow moderately due to increasing urbanisation and public sector works.

Infrastructure construction is expected to grow approximately 2% in 2017. The Government’s decisions regarding transport projects in the General Government Fiscal Plan as well as major cities’ investments in infrastructure improve the outlook for both paving and infra projects. The state’s planned investments in basic road maintenance are expected to keep demand stable for paving in 2017. Demand for infra projects is maintained by complex projects in urban growth centres and industrial investments but the competition is intense.

In Norway and Sweden, infrastructure construction is boosted by multi-year, state-funded traffic infrastructure development programmes. In both countries, infrastructure construction is expected to grow in 2017. Large-scale road and railway projects are ongoing or planned near urban growth centres in Sweden and Norway, which will increase demand for infra projects and paving. In addition, especially Norway is investing in the development and renewal of energy production.

In Denmark, demand for paving is expected to decline as public investments in road infrastructure are decreasing.

In Russia, economic growth is at a low level. The fluctuations in the price of oil are reflected in the currency exchange rate. In negotiated contracting in building construction, price competition is high but the reliability of the builder has become a competitive advantage. Construction and repair projects on major roads are expected to maintain demand for paving.

In the Baltic countries, the volume of infrastructure construction has started to grow.

Profit guidance for 2017

Lemminkäinen updated its profit guidance for 2017 on 12 September 2017. Lemminkäinen estimates that its net sales in 2017 will grow from 2016 (EUR 1,682.7 million). The adjusted operating profit in 2017 is expected to improve from the adjusted operating profit in 2016 (EUR 45.1 million).2

Major events after the reporting period

After the reporting period, Lemminkäinen received two flagging notifications. On 9 October 2017, the holding of Peab AB (publ) in Lemminkäinen has decreased to 0 shares, corresponding to 0.00 per cent of Lemminkäinen’s shares and voting rights, and on the same date, the holding of Onvest Sijoitus Oy in Lemminkäinen has increased to 2,458,447 shares, corresponding to 10.59 per cent of Lemminkäinen’s shares and voting rights.

_______________________________
2 Operating profit is adjusted by material items affecting comparability outside ordinary course of business such as transaction costs related to the planned combination as well as costs, compensations and reimbursements related to the court proceedings and write-downs related to non-core businesses.

20/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Helsinki, 26 October 2017

LEMMINKÄINEN CORPORATION
Board of Directors

21/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Tabulated section of the Interim report

Basis of preparation

This interim report has been prepared in accordance with IFRS recognition and measurement principles, although all requirements of IAS 34 - Interim Financial Reporting standard have not been applied. This interim report should be read in conjunction with the annual financial statements for the year ended 31 December 2016. The information contained in the interim report has not been audited.

Management judgement and estimates

Estimates

The preparation of these financial statements required management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these financial statements, the significant judgements made by management in applying the company’s accounting policies and the key sources of estimation uncertainty are described in the consolidated financial statements 31 December 2016 and in the following chapters.

Deferred tax assets

The company regularly assesses the recoverability of its deferred tax assets, and consistent with the prior period end has recorded the deferred tax asset from tax losses to the amount it considers, based on its profit forecasts, to be utilisable in the future. On 30 September 2017 the company had a deferred tax asset amounting to EUR 33.0 million arising primarily from tax losses in Finland and Norway. The company considers that major part of the previous years’ losses was caused by identified reasons which are unlikely to recur. Major part of the tax losses in Finland arise from the damages ordered by the District Court related to the asphalt cartel in 2013 and therefore the Finnish tax losses expire mainly in 2023. Norwegian tax losses can be carried forward indefinitely.

Contingent costs related to the planned combination

There are costs related to the planned merger of Lemminkäinen Corporation into YIT Corporation, which are conditional upon completion of the planned combination. The management uses judgement when it assesses when the contingent costs of the planned combination are recognized in the income statement. The approval of the competition authorities is the most significant single factor which has an impact on the timing of the entry.

Accounting policies

The same IFRS recognition and measurement principles have been applied in the preparation of these financial statements as in the 2016 consolidated financial statements, except for the changes mentioned below.

Operating segments

The company changed its reporting structure on 1 January 2017. As of the beginning of the year, the Paving segment’s operations in the Baltic countries were transferred to the Infra projects segment.

The reportable operating segments remain unchanged: Paving; Infra projects; Building construction, Finland; and Russian operations. The comparative figures have been changed only in the Paving and Infra projects operating segments. The Group parent company, and other operations and assets unallocated to the segments are reported as part of the Group’s other operations.

22/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

New standards, interpretations and annual improvements and amendments to IFRSs applied by the company in 2017

There are no IFRSs, IFRIC interpretations, annual improvements or amendments to IFRSs which became effective as of 1 January 2017. Amendments to IAS 12 and 7 standards are still in the endorsement process of the EU. Nevertheless, these two amendments do not have a material impact on the company’s consolidated financial statements.

Standards, interpretations, annual improvements and amendments to IFRSs applied by the company after 2017

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2017, and have not been applied in preparing these financial statements.

In Financial Statement 2016, Lemminkäinen has described estimated impacts of IFRS 15 standard based on the impact analysis carried out by the company. The Company will adopt the standard as of 1 January 2018 using a retrospective method and all available transition relief options. On the basis of impact analysis carried out by the Company Lemminkäinen has identified contract elements, described in Financial Statement 2016, which will differ from the current practice. During the review period the Company has focused the results of preliminary analysis and started out measures to implement the standard. The Company still estimates that the new standard will not have a material impact on the consolidated financial statements, other than by increasing the amount of notes. The estimate is preliminary and will be specified in more detail closer to the adoption date. Due to the nature of Lemminkäinen’s business operations, the final effects depend on the contract structure on the adoption date as well as on the contractual terms and project types used at that moment.

The company has described in its 2016 annual consolidated financial statements the estimated impacts of IFRS 9 and 16.

There are no other IFRSs, IFRIC interpretations, annual improvements or amendments to IFRSs that are not yet effective that would be expected to have a material impact on the company’s consolidated financial statements.

23/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Financial statements and notes

1) Consolidated income statement
2) Consolidated statement of comprehensive income
3) Consolidated statement of financial position
4) Consolidated cash flow statement
5) Consolidated statement of changes in equity
6) Seasonality of business
7) Consolidated income statement, quarterly
8) Segment information
9) Financial and share-specific indicators
10) Fair values of financial instruments
11) Contingent assets and liabilities

1) CONSOLIDATED INCOME STATEMENT

	7-9/	7-9/	1-9/	1-9/	1-12/
EUR mill.	2017	2016	2017	2016	2016
Net sales	625.8	531.6	1,332.1	1,205.4	1,682.7

Other operating income	1.3	1.7	5.9	7.0	43.6
Change in inventories of finished goods and work in progress	-30.5	0.5	-13.3	-10.0	-31.2
Production for own use	0.0	0.0	0.2	0.1	0.1
Use of materials and services	419.5	362.0	946.3	837.9	1,158.9
Employee benefit expenses	86.0	87.4	225.3	217.6	303.1
Depreciation and amortisation	10.9	11.5	23.5	24.9	34.3
Impairment	0.1		0.3		0.2
Other operating expenses	32.5	31.3	98.2	90.0	132.6
Share of the profit of associates and joint ventures	1.1	1.2	0.4	0.5	1.5

Operating profit	48.7	42.8	31.7	32.6	67.6

Finance income	0.1	0.1	0.3	0.3	0.8
Finance costs	3.8	5.0	12.4	13.9	19.2

Profit before income taxes	45.0	37.9	19.6	19.0	49.2

Income taxes	-8.7	-7.1	-4.3	-3.9	-11.2

Profit for the accounting period	36.3	30.7	15.3	15.1	38.0

Profit for the accounting period attributable to
Equity holders of the parent company	36.3	30.7	15.3	15.1	38.0
Non-controlling interests	0.0	0.0	0.0	0.0	0.0

Basic earnings per share attributable to equity holders of the parent company, euros
From profit for the accounting period	1.54	1.27	0.58	0.44	1.27

Diluted earnings per share attributable to equity holders of the parent company, euros
From profit for the accounting period	1.53	1.27	0.58	0.44	1.26

24/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

2) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	1-9/	1-9/	1-12/
EUR mill.	2017	2016	2016
Profit for the accounting period	15.3	15.1	38.0

Items that will not be reclassified to profit or loss
Pension obligations		0.4	0.4

Items that may be reclassified subsequently to profit or loss
Translation difference	-2.5	5.5	7.3

Other comprehensive income, total	-2.5	5.9	7.7

Comprehensive income for the accounting period	12.8	21.1	45.7

Comprehensive income for the accounting period attributable to
Equity holders of the parent company	12.8	21.1	45.7
Non-controlling interests	0.0	0.0	0.0

3) CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EUR mill.	9/2017	9/2016	12/2016
ASSETS

Non-current assets
Property, plant and equipment	130.8	139.3	136.6
Goodwill	53.4	53.9	53.9
Other intangible assets	7.4	10.3	10.0
Investments in associates and joint ventures	4.9	4.9	5.4
Available-for-sale financial assets	1.8	2.3	2.3
Deferred tax assets	33.0	40.6	30.7
Other non-current receivables	0.9	0.9	0.9
Total	232.2	252.3	239.6

Current assets
Inventories	360.0	388.7	359.3
Trade and other receivables	356.0	320.9	235.7
Income tax receivables	1.1	3.0	2.0
Cash and cash equivalents	87.7	191.8	131.4
Total	804.8	904.4	728.4

Total assets	1,037.0	1,156.7	968.0

25/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

EQUITY AND LIABILITIES

Share capital	34.0	34.0	34.0
Share premium account	5.7	5.7	5.7
Invested unrestricted equity fund	91.5	91.4	91.4
Hybrid bonds	34.8	69.3	34.8
Translation differences	-21.1	-20.4	-18.6
Retained earnings	170.1	151.2	148.2
Profit for the period	15.3	15.1	38.0
Equity attributable to shareholders of the parent company	330.3	346.5	333.7
Non-controlling interests	0.0	0.0	0.0
Total equity	330.3	346.5	333.7

Non-current liabilities
Interest-bearing liabilities	116.6	118.2	119.6
Deferred tax liabilities	10.3	12.3	12.3
Provisions	17.1	28.3	20.4
Other liabilities	0.0	0.3	0.3
Total	144.1	159.1	152.5

Current liabilities
Interest-bearing liabilities	75.6	155.6	92.9
Provisions	13.1	12.0	12.1
Advance payments received	138.0	145.3	122.5
Trade and other payables	327.3	333.4	253.4
Income tax liabilities	8.7	5.0	0.8
Total	562.6	651.2	481.7

Total liabilities	706.7	810.2	634.3

Total equity and liabilities	1,037.0	1,156.7	968.0

4) CONSOLIDATED CASH FLOW STATEMENT

	1-9/	1-9/	1-12/
EUR mill.	2017	2016	2016
Profit before income taxes	19.6	19.0	49.2
Depreciation and impairment	23.8	24.9	34.5
Other adjustments	11.0	5.3	7.9
Cash flows before change in working capital	54.5	49.2	91.7
Change in working capital	-30.9	70.8	72.8
Financial items	-15.6	-23.2	-29.6
Direct taxes paid	-1.2	-3.6	-3.2
Cash flow from operating activities	6.8	93.2	131.7
Cash flows provided by investing activities	4.9	7.9	13.9
Cash flows used in investing activities	-14.7	-10.8	-11.6
Cash flow from investing activities	-9.8	-2.9	2.3
Change in non-current receivables	0.0	0.0	0.1
Drawings of loans	124.6	140.8	174.5
Repayments of borrowings	-149.6	-122.1	-225.0
Repayments of hybrid bond		-42.9	-77.7
Dividends paid	-15.3	-2.8	-2.8
Cash flow from financing activities	-40.3	-26.9	-131.0
Change in cash and cash equivalents	-43.3	63.4	3.0
Cash and cash equivalents at the beginning of period	131.4	127.9	127.9
Translation difference of cash and cash equivalents	-0.4	0.4	0.4
Cash and cash equivalents at the end of the period	87.7	191.8	131.4

26/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

5) CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

A = Share capital	F = Retained earnings
B = Share premium account	G = Parent company shareholders’ equity
C = Invested unrestricted equity fund	H = Non-controlling interest
D = Hybrid bonds	I = Total equity
E = Translation differences

EUR mill.	A	B	C	D	E	F	G	H	I
Equity 1.1.2016	34.0	5.7	91.4	111.6	-25.9	160.6	377.6	0.1	377.6

Profit for the accounting period						15.1	15.1	0.0	15.1
Items that will not be reclassified to profit or loss
Pension obligations						0.4	0.4		0.4
Items that may be reclassified subsequently to profit or loss
Translation differences					5.5		5.5		5.5
Comprehensive income, total					5.5	15.6	21.1	0.0	21.1

Acquisition of shares of non-controlling interest						0.0	0.0	0.0	0.0
Hybrid bonds’ interests and costs						-7.1	-7.1		-7.1
Dividend						-2.8	-2.8		-2.8
Transactions with owners, total						-9.8	-9.8	0.0	-9.9

Hybrid bonds				-42.3			-42.3		-42.3

Equity 30.9.2016	34.0	5.7	91.4	69.3	-20.4	166.4	346.5	0.0	346.5

EUR mill.	A	B	C	D	E	F	G	H	I
Equity 1.1.2016	34.0	5.7	91.4	111.6	-25.9	160.6	377.6	0.1	377.6

Profit for the accounting period						38.0	38.0	0.0	38.0
Items that will not be reclassified to profit or loss
Pension obligations						0.4	0.4		0.4
Items that may be reclassified subsequently to profit or loss
Translation differences					7.3		7.3		7.3
Comprehensive income, total					7.3	38.5	45.7	0.0	45.7

Change in non-controlling interest						0.0	0.0	0.0	0.0
Hybrid bonds’ interests and costs						-10.1	-10.1		-10.1
Dividend						-2.8	-2.8		-2.8
Expired undistributed dividends						0.1	0.1		0.1
Transactions with owners, total						-12.8	-12.8	0.0	-12.9

Hybrid bonds				-76.8			-76.8		-76.8

Equity 31.12.2016	34.0	5.7	91.4	34.8	-18.6	186.3	333.7	0.0	333.7

27/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

EUR mill.	A	B	C	D	E	F	G	H	I
Equity 1.1.2017	34.0	5.7	91.4	34.8	-18.6	186.3	333.7	0.0	333.7

Profit for the accounting period						15.3	15.3	0.0	15.3
Items that may be reclassified subsequently to profit or loss
Translation differences					-2.5		-2.5		-2.5
Comprehensive income, total					-2.5	15.3	12.8	0.0	12.8

Hybrid bonds’ interests						-1.2	-1.2		-1.2
Dividend						-15.3	-15.3		-15.3
Share-based incentives			0.0			0.3	0.4		0.4
Transactions with owners, total			0.0			-16.2	-16.2		-16.2

Equity 30.9.2017	34.0	5.7	91.4	34.8	-21.1	185.4	330.3	0.0	330.3

6) SEASONALITY OF BUSINESS

Seasonality of certain operations of the company affects the company’s profit and its timing. Weather conditions influence the lengths of the Paving segment’s paving and mineral aggregates businesses working seasons, which affects the company’s profit and its timing. The working seasons of these businesses and consequently their profits take place mostly in the second and third quarters. In addition, there may be some seasonality in the Infra projects segment’s foundation engineering business due to the timing of building construction projects.

Revenue from residential and non-residential development projects is recognised, for the sold proportion, on completion which causes seasonal fluctuations to the company’s profit. The company seeks to balance this fluctuation by launching new developed projects evenly throughout the year in which case the projects will be completed and revenue from them is recognised as evenly as possible throughout the year.

28/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

7) CONSOLIDATED INCOME STATEMENT, QUARTERLY

	7-9/	4-6/	1-3/	10-12/	7-9/
EUR mill.	2017	2017	2017	2016	2016
Net sales	625.8	466.0	240.3	477.3	531.6

Other operating income	1.3	2.4	2.3	36.6	1.7
Change in inventories of finished goods and work in progress	-30.5	0.4	16.8	-21.2	0.5
Production for own use	0.0	0.1	0.1	0.0	0.0
Use of materials and services	419.5	325.9	200.9	321.0	362.0
Employee benefit expenses	86.0	82.2	57.1	85.4	87.4
Depreciation and amortisation	10.9	8.4	4.1	9.4	11.5
Impairment	0.1	0.2		0.2
Other operating expenses	32.5	36.2	29.6	42.7	31.3
Share of the profit of associates and joint ventures	1.1	0.0	-0.7	1.0	1.2

Operating profit	48.7	15.9	-32.9	35.0	42.8

Finance income	0.1	0.1	0.1	0.5	0.1
Finance costs	3.8	4.2	4.4	5.3	5.0

Profit before income taxes	45.0	11.8	-37.1	30.2	37.9

Income taxes	-8.7	-2.3	6.7	-7.3	-7.1

Profit for the accounting period	36.3	9.4	-30.4	22.9	30.7

Profit for the accounting period attributable to
Equity holders of the parent company	36.3	9.4	-30.4	22.9	30.7
Non-controlling interests	0.0	0.0	0.0	0.0	0.0

Basic earnings per share attributable to equity holders of the parent company, euros
From profit for the accounting period	1.54	0.38	-1.34	0.83	1.27
Diluted earnings per share attributable to equity holders of the parent company, euros
From profit for the accounting period	1.53	0.38	-1.34	0.82	1.27

29/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

8) SEGMENT INFORMATION

	7-9/	4-6/	1-3/	10-12/	7-9/	1-9/	1-9/
EUR mill.	2017	2017	2017	2016	2016	2017	2016
Net sales, Group	625.8	466.0	240.3	477.3	531.6	1,332.1	1,205.4
Paving	276.4	175.9	42.9	150.1	268.2	495.2	498.5
Infra projects	138.5	122.1	79.6	117.9	126.7	340.2	308.3
Building construction, Finland	188.0	155.8	113.8	196.0	131.1	457.6	385.1
Russian operations	31.9	21.5	9.8	15.2	21.4	63.2	39.3
Other operations	8.0	7.8	7.6	8.5	6.7	23.3	21.7
Group eliminations	-16.9	-17.0	-13.5	-10.4	-22.4	-47.5	-47.5

Depreciation and impairment, Group	10.9	8.6	4.1	9.6	11.5	23.7	24.9
Paving	8.2	5.4	1.7	5.2	8.0	15.3	15.3
Infra projects	1.7	1.6	1.6	1.7	1.9	4.8	5.3
Building construction, Finland	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Russian operations	0.4	0.4	0.3	0.3	0.3	1.1	0.7
Other operations	0.5	1.2	0.6	2.4	1.3	2.4	3.5

Operating profit, Group	48.7	15.9	-32.9	35.0	42.8	31.7	32.6
Paving	24.5	8.5	-24.7	-0.1	30.6	8.3	20.9
Infra projects	4.6	1.8	-3.6	4.9	7.3	2.8	7.6
Building construction, Finland	16.7	7.9	0.6	10.7	3.5	25.2	6.5
Russian operations	1.3	0.0	-1.0	-4.4	1.8	0.2	0.6
Other operations	1.5	-2.2	-4.1	23.9	-0.5	-4.8	-3.0

Operating margin, Group, %	7.8	3.4	-13.7	7.3	8.0	2.4	2.7
Paving	8.9	4.8	-57.6	0.0	11.4	1.7	4.2
Infra projects	3.3	1.4	-4.5	4.2	5.7	0.8	2.5
Building construction, Finland	8.9	5.0	0.5	5.4	2.7	5.5	1.7
Russian operations	4.2	-0.2	-10.5	-29.2	8.5	0.4	1.5

OPERATING CAPITAL
EUR mill.	9/2017	6/2017	3/2017	12/2016	9/2016
Paving	192.7	210.0	189.6	189.0	194.6
Infra projects	61.8	47.7	36.4	30.3	27.0
Building construction, Finland	191.0	204.9	214.7	215.8	221.1
Russian operations	42.7	35.6	33.8	23.7	31.8
Other operations	4.8	3.1	4.8	15.3	1.6
Total	493.0	501.3	479.2	474.1	476.0
Items unallocated to segments	-88.5	-80.7	-86.3	-85.9	-81.4
Group total	404.5	420.6	392.9	388.2	394.6

30/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

9) FINANCIAL AND SHARE-SPECIFIC INDICATORS

	9/2017	9/2016	12/2016

Return on equity, rolling 12 months, %	11.5	6.9	10.7
Return on capital employed, rolling 12 months, %	12.4	8.3	11.3
Operating profit, % of net sales	2.4	2.7	4.0
Adjusted operating profit, % of net sales 2)	2.7	2.7	2.7
Equity ratio, %	36.7	34.3	39.5
Gearing, %	31.6	23.7	24.3
Interest-bearing net liabilities, EUR mill.	104.5	82.0	81.1
Gross investments, EUR mill.	20.0	11.8	20.8
Order book, EUR mill.	1,454.8	1,406.6	1,265.2
- of which orders outside Finland, EUR mill.	330.6	310.7	289.9
Personnel at the end of period	5,816	5,328	4,244

Basic earnings per share, EUR	0.58	0.44	1.27
Diluted earnings per share, EUR	0.58	0.44	1.26
Equity per share, EUR	14.23	14.94	14.38
Dividend per share, EUR			0.661)
Dividend per earnings, %			40.3
Market capitalisation at the end of period, EUR mill.	577.3	334.4	473.3
Share price at the end of period, EUR	24.88	14.41	20.40
Share trading (Nasdaq Helsinki), 1,000 shares	2,144	903	2,674
Number of issued shares, total	23,219,900	23,219,900	23,219,900
Number of treasury shares	15,000	16,687	16,687
Weighted average number of shares outstanding	23,204,412	23,193,399	23,203,213
Diluted weighted average number of shares outstanding	23,269,212	23,205,556	23,305,735
1) Dividend for the financial year ended 31 December 2016, resolved by Annual General Meeting 28 March 2017.
2) Adjusted operating profit percentage formula: Adjusted operating profit / Net sales *100.

RECONCILIATION OF ADJUSTED OPERATING PROFIT
EUR mill.	7-9/ 2017	7-9/ 2016	1-9/ 2017	1-9/ 2016	1-12/ 2016
Operating profit	48.7	42.8	31.7	32.6	67.6
Transaction costs related to planned merger	1.0		2.8
Costs, compensations and reimbursements related to court proceedings	-2.2	0.0	1.3	0.2	-27.4
Write-downs related to non-core businesses					4.9
Adjusted operating profit	47.5	42.8	35.8	32.8	45.1

31/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

10) FAIR VALUES OF FINANCIAL INSTRUMENTS

A = Financial assets and liabilities recognised at fair value through profit and loss

B = Loans and receivables

C = Available-for-sale financial assets

D = Financial liabilities recognised at amortised cost

					CARRYING	FAIR
EUR mill.	A	B	C	D	AMOUNT	VALUE
30.9.2017
Non-current financial assets
Available-for-sale financial assets			1.8		1.8	1.8
Other non-current receivables 1)		0.5			0.5	0.3
Current financial assets
Trade and other receivables		352.2			352.2	352.2
Derivative assets	0.9				0.9	0.9
Cash and cash equivalents		87.7			87.7	87.7

Financial assets total	0.9	440.3	1.8		443.1	442.9

Non-current financial liabilities
Interest-bearing liabilities				116.6	116.6	125.5
Other non-current liabilities				0.1	0.1	0.1
Current financial liabilities
Interest-bearing liabilities				75.6	75.6	75.6
Trade payables and other financial liabilities 2)				308.3	308.3	308.3
Derivative liabilities	1.1				1.1	1.1

Financial liabilities total	1.1			500.6	501.7	510.6

32/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

					CARRYING	FAIR
EUR mill.	A	B	C	D	AMOUNT	VALUE
30.9.2016
Non-current financial assets
Available-for-sale financial assets			2.3		2.3	2.3
Other non-current receivables		0.5			0.5	0.3
Current financial assets
Trade and other receivables		318.4			318.4	318.4
Derivative assets	0.5				0.5	0.5
Cash and cash equivalents		191.8			191.8	191.8

Financial assets total	0.5	510.6	2.3		513.4	513.2

Non-current financial liabilities
Interest-bearing liabilities				118.2	118.2	124.1
Other non-current liabilities				0.3	0.3	0.3
Current financial liabilities
Interest-bearing liabilities				155.6	155.6	155.6
Trade payables and other financial liabilities 2)				310.8	310.8	310.8
Derivative liabilities	2.2				2.2	2.2

Financial liabilities total	2.2			584.8	587.0	592.9

1) Other non-current receivables do not include assets related to pension obligations.
2) Trade payables and other financial liabilities do not include statutory obligations or prepayments received, as these are not classified as financial liabilities under IFRS.

For more information on fair value measurement of financial instruments, see Lemminkäinen’s Annual report 2016, Note 21 to the consolidated financial statements.

A fair value hierarchy of financial assets and liabilities recognised at fair value

Financial instruments within Level 1 of the hierarchy are traded in active markets hence prices are obtained directly from the efficient markets.
Fair values of instruments within Level 2 are based on observable market inputs and generally accepted valuation methods.
Fair values within Level 3 are not based on observable market data but on quotations provided by brokers and market valuation reports.

EUR mill.	Level 2	Level 3	Total
30.9.2017
Available-for-sale financial assets
Equity instruments		1.8	1.8

Derivative instruments
Derivative assets	0.9		0.9
Derivative liabilities	1.1		1.1

EUR mill.	Level 2	Level 3	Total
30.9.2016
Available-for-sale financial assets
Equity instruments		2.3	2.3

Derivative instruments
Derivative assets	0.3	0.2	0.5
Derivative liabilities	1.8	0.4	2.2

33/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Level 3 reconciliation statement

Financial assets recognised at fair value through other comprehensive income

EUR mill.
Opening balance 1.1.2017	2.3
Disposals	-0.1
Gains and disposals through profit and loss, total	-0.3
Fair values 30.9.2017	1.8

11) CONTINGENT ASSETS AND LIABILITIES

EUR mill.	9/2017	9/2016	12/2016
Collaterals given by companies included in inventory1)	131.2	164.4	144.4

Pledged assets
On own behalf	3.8	6.2	3.6

Guarantees
On behalf of associates and joint ventures		2.0
On behalf of consortiums and real estate companies	0.4	0.3	0.6
On behalf of others2)	3.6	5.4	4.6
Total	3.9	7.7	5.2

Minimum lease payments of irrevocable lease contracts
One year or less	14.8	13.2	12.6
Over one year but no more than five years	31.2	30.1	25.4
Over five years	5.2	7.3	6.6
Total	51.2	50.7	44.7

Purchase commitments3)
Property, plant and equipment	3.2	3.5	2.7
Building plots and real estates	47.1	43.7	37.4
Total	50.3	47.2	40.1

Derivative contracts

Forward foreign exchange contracts
Nominal value	103.8	75.1	58.5
Fair value	0.0	-0.7	-0.5

Interest rate swap contracts
Nominal value	40.0	40.0	40.0
Fair value	-0.4	-0.9	-0.7

Commodity derivatives
Nominal value	5.1	7.5	5.5
Fair value	0.1	-0.1	0.5

1) Collaterals given by companies included in inventories are for collateral security for their debts.

34/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

2) The guarantees have been granted on behalf of the building construction business in Sweden (Rekab Entreprenad AB) which was divested on 1 September 2015. The acquiring parties have set a counter-commitment for part of these guarantees.
3) The amounts of presented commitments are minimum commitments based on the contract. Purchase commitments of property, plant and equipment are machinery investments of Paving and Infra projects segments. Purchase commitments of building plots and real estates are related to business of Building Construction, Finland. Purchase commitments of building plots and real estates might contain contracts with terms for i.a. about enforcement of zoning.  Comparison period figures are adjusted.

The fair value of derivative instruments is the gain or loss arising from the settlement of the contract at the market price prevailing on the reporting date.

Information related to asphalt cartel legal proceedings and ready-mixed concrete quality concerns can be found in this interim report under Legal proceedings.

In addition to the above, the company has other individual legal proceedings related to business operations, the outcome of which is uncertain. The company estimates that these legal proceedings will not have a material impact on the company’s financial position.

35/36 | 26 October 2017

Lemminkäinen Interim report 1 January – 30 September 2017

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

36/36 | 26 October 2017